August 3, 2007	Writer’s Direct Contact
858.314.5458
slucier@mofo.com

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Kathleen Collins, Accounting Branch Chief
Mr. Patrick Gilmore, Staff Accountant

Re:	Southridge Technology Group, Inc.
Current Report on Form 8-K
Filed July 17, 2007
File No. 0-50299

Ladies and Gentlemen:

Enclosed for filing on behalf of our client, Southridge Technology Group, Inc. (the “Company”), is Amendment No. 1 to the Current Report on Form 8-K filed on July 17, 2007 (the “Amendment”) amending the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2007 (the “Current Report”). The Amendment is being filed in response to the comments received from the Securities and Exchange Commission (the “Staff”) by letter dated July 19, 2007 (the “Staff Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff Letter. The comments contained in the Staff Letter have been incorporated into this response letter for your convenience.

1.
We note in your disclosure that there were no disagreements with your former accountant from inception through March 31, 2007. The disclosure should state whether during the registrant's two most recent fiscal years (or the specified date of January 10, 2007 when the former accountant was engaged) and any subsequent interim period through the date of dismissal (July 13, 2007) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Revise your 8-K to disclose whether there were any disagreements during the period of your former accountant's engagement (January 10, 2007) through the date of dismissal (July 13, 2007). In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(l)(iv) of Regulation S-B.

Securities and Exchange Commission
August 3, 2007
Page Two

Response to Comment #1

The Company respectfully advises the Staff that it has revised the disclosure under Item 4.01 in the Amendment.

2.
We also note you engaged a new accountant on July 16, 2007 and that you did not consult with your new accountant during the two most recent fiscal years through March 31, 2007. Similar to the previous comment, revise your 8-K to disclose whether there were any consultations with your new accountants during the two most recent fiscal years up through the date of engagement (July 16, 2007).

Response to Comment #2

The Company respectfully advises the Staff that it has revised the disclosure under Item 4.01 in the Amendment.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response to Comment #3

The Company respectfully advises the Staff that it will file an updated Exhibit 16 letter with the Amendment.

* * * * * *

In addition to the above, the Company respectfully advises the Staff that, upon the completion of the review of the Company’s financial statements for the fiscal quarter ended June 30, 2007, as previously disclosed on the Current Report on Form 8-K filed with the Staff on July 30, 2007, the Company will file a new Current Report on Form 8-K containing the disclosure required by Item 304 of Regulation S-B for the last two fiscal years and the interim period from July 25, 2007 through the date of completion of such services.

Securities and Exchange Commission
August 3, 2007
Page Three

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment and the Current Report; (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff from taking any action with respect to the Amendment or the Current Report; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.

Please direct any further comments or questions regarding this response letter to me at (858) 314-5458. My facsimile number is (858) 523-5972.

Sincerely,

/s/ Sebastian E. Lucier

Sebastian E. Lucier

Enclosure